UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On August 20, 2025, ZJK Industrial Co., Ltd. issued a press release entitled “ZJK Industrial Boosts Production Efficiency for AI Servers and Robotics components with Patented Six-Flap Eccentric Chuck”. A copy of this press release is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated August 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: August 27, 2025	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer